Shareholder Letter Q1 FY21 | October 29, 2020

From the CEOs Through the continued turbulence of 2020, we are wholly dedicated to supporting the teams that rely on Atlassian products to manage their work every day. We would be nothing without our vibrant customer community, many of whom have been with us for over a decade, and we’re deeply grateful for their steadfast support. At this time of great change, we stand on the cusp of an exciting new era as a cloud-first business – an evolution several years in the making. Throughout our cloud journey, we’ve remained focused on our long-term ambitions while scoring the shorter-term wins that propel us towards our goals. Q1 was no exception. We achieved FedRAMP status for Trello Enterprise and released Table View for Trello, strengthened our Slack partnership, and built on our machine learning “Smarts” capabilities across our cloud platform. In Q1, we also added more than 8,600 net new customers and posted $460 million in revenue, up 26% year-over-year. Creating products that unleash our customers' potential has always been what drives us, but never more so than right now. And we’re leveraging our cloud platform to pursue that mission. There’s no place like cloud We’ve put in the hard yakka (“hard work” for you non-Aussies) over the past several years, to build a scalable cloud-native platform because cloud is where our customers want to be. In fact, over 95% of new customers choose our cloud products because of the instant scalability, streamlined administration, enterprise-grade security, and deep integrations. Today, roughly 85% of all customers enjoy these cloud benefits. Yet, approximately 75% of all paying users still use at least one on-premises deployment, creating a massive opportunity to bring them more value in the cloud. Easy to try, easy to buy, easy to scale as you grow Getting started with Atlassian cloud products takes just a few minutes. Plus, nearly all our cloud products are available free to small teams, giving them powerful tools they might not otherwise have access to. And because adding more users, trying a new product, and adding an app from the Atlassian Marketplace is as simple as clicking a button, customers grow with us 20% faster in the cloud compared with server*. Data-driven product innovation The cloud allows us to see how users engage with our products. We capture real-time analytics that help us understand usage patterns and make improvements that delight customers. We also use this data set to power “Smarts,” our machine learning engine that delivers millions of time-saving notifications, relevant content suggestions, and reminders every day. *Since Q1’18, cloud instances add users over 20% faster than server instances when looking at cohorts of customers that land on Jira Software and Confluence and have been customers 12 months or longer. Q1 FY21 2

Extensibility through integrations We believe in supporting open toolchains over mandated, all-in-one solutions. That’s why we built our cloud platform to remove friction for app developers, 3rd-party integrators, and customers alike. With more integrations available every week, customers can create almost any workflow imaginable in record time. Our growing list of partnerships with leading providers like AWS, GitHub, Adobe, Microsoft, Zoom, and Slack makes it easier than ever for technical teams and the rest of the business to connect their work. Lower total cost of ownership Eliminating the need to buy hardware and reducing the administration load saves customers money and frees IT teams up to work on strategic projects. Online realty broker Redfin, for example, saved over $60,000 in just a few months after migrating to our cloud. As Evan Lerer, Director of Engineering at Redfin explains, “If I'm spending one- eighth or one-half of an engineer managing our infrastructure, that's a very high number compared to a year's worth of licensing. Atlassian’s cloud saves our team time, which saves us money.” Our cloud development platform, the product of a multi-year investment, makes all of this possible. It lets us deliver unified user management and editing experiences, global search, and economies of scale faster than ever before. And we’ve got big plans to deliver even more value to our customers in the cloud. Q1 FY21 3

Accelerating the journey, together We believe our future, and our customers' future, is in the cloud. We also know that at pivotal moments like this, there’s no room for timidity. We need to swing for the fences. So we’re taking bold action to deliver a world-class cloud experience for our customers that helps them reach their goals. Earlier this month, we announced that we are simplifying our on-premises offerings in order to double down on cloud. We will stop selling new server licenses beginning in February 2021. Three years later, we will end maintenance and support for our server products. See our announcement to customers for full details. We know this may be a challenging transition for the customer teams directly involved in migrating to the cloud. Consistent with Atlassian’s values, we'll be at their side every step of the way. Three years of support and maintenance Server customers have a considerable runway, during which they’ll have access to full product support. Loyalty discounts Eligible enterprise customers can gradually transition to our cloud pricing structure as they migrate. The Atlassian migration program We offer step-by-step guides, free migration tools, a dedicated migration support team, and a free cloud migration trial for the length of their remaining server maintenance contract (up to 12 months). Although our cloud platform is enterprise-grade, there is a small group of customers with business requirements that prohibit them from operating in the cloud for the foreseeable future. With them in mind, we'll continue to invest in our data center products. This includes new integrations that make it easier to use our cloud and data center products together, such as unifying the admin experience for user management. We’ll also offer loyalty discounts to eligible enterprise customers that move from server to data center products. Q1 FY21 4

Can’t stop, won’t stop winning in the cloud

As we have in past quarters, Atlassian scored big wins for customers in Q1. Our Cloud Premium edition is showing strong momentum and Atlassian Access, our enterprise-grade security and centralized admin offering, surpassed one million paid users. Also, Cloud Enterprise officially went GA in late October, giving our largest and most sophisticated customers unlimited room to scale.

ATLASSIAN + slack

Our partnership and integrations with Slack hit big milestones this quarter, including a new joint go-to-market program. As of this quarter, Slack is installed by over 50,000 teams using Jira Cloud and Bitbucket Cloud and delivers over 50 million notifications each month, bringing updates directly into the conversations that give them context.

ATLASSIAN Ventures

+

hipporello Meetical split

To help fuel the cloud momentum for years to come, we also launched Atlassian Ventures. This $50 million venture fund will turbocharge early-stage companies building cloud apps for the Atlassian Marketplace, accelerate the growth of more established partners like InVision and Process Street, just as our investments helped do with Zoom and Slack, and support members of the Atlassian Partner Program focused on the cloud. Recent investments include: Hipporello, a power-up that turns Trello into a service desk; Meetical, a meeting notes and calendaring extension for Confluence; and Split.io, a feature flagging and analytics platform.

These examples are just a taste of what we’ll be able to achieve by taking our focus on cloud to the next level.

ATLASSIAN Q1 FY21 5

The massive opportunity in front of us Atlassian has always looked for big markets with big potential for sustained long-term growth. Today, we play in three interconnected markets: agile software development, ITSM, and work management for all. Together, these markets exceed $125 billion in available revenue, with over one billion users. Our cloud platform integrates with the myriad 1st and 3rd-party apps used by teams to manage their work in our core markets. Together, these products provide a tailwind for teams like legal, finance, marketing, and HR as they work with technical teams and each other to solve complex problems. Through our cloud products, customers enjoy a steady drumbeat of product releases and improvements across the end-markets we serve. This quarter these include: Agile software development Jira Cloud now offers even more power on mobile thanks to the new integration with Microsoft’s Surface Duo tablet. The two-screen experience gives customers options for increased efficiency by pulling up documents and emails alongside Jira, and richer context as they spread agile boards and roadmaps across both screens for a complete view. ITSM Mindville, which adds asset tracking and configuration management functionality to Jira Service Desk in the cloud, is now an official part of the Atlassian family. These capabilities are cornerstones of the ITSM market, where we’ve seen strong growth and continue to invest. Work management Trello Enterprise is now FedRamp certified, opening the door for the U.S. federal government to use Atlassian cloud products. We’ll have more to share throughout the year as we continue to build powerful integrated solutions for our customers across our overlapping addressable markets. Stay tuned. Q1 FY21 6

Short-term trade-offs with long-term payoffs Atlassian has a long history of making decisions that set us up to be an enduring company, and our investment in cloud is no different. New cloud customers and stronger cloud monetization are terrific measures of long-term success. But we want to emphasize that we’ll realize that strength over the long-term. We expect to see our revenue growth rates slow through the remainder of fiscal 2021, as compared to Q1, and continue to be impacted in fiscal 2022 before turning around. And with our recent announcement to stop selling new server licenses, we are entering a period where we will likely have greater short-term variability in our results. Our funnel and customer base As we detailed last quarter, our server business is slowing as new customers land directly in our cloud products, while existing server customers expand at a slower rate of growth. Also, the large volume of new free users will affect new customer conversion. Pricing and packaging As we also mentioned last quarter, we will see less growth impact from pricing in contrast to prior years as we support customers through the uncertain macro environment. We are also providing loyalty discounts and free cloud migration trials to incentivize moving to the cloud. The reality we live in The ongoing global pandemic and economic environment may continue to hamper our customers in specific industries and smaller-company segments. Please see our finance section for a more detailed discussion on our cloud transition’s business impact. This is a moment we’ve prepared for over several years. We are in the enviable position of making this transition with a healthy cloud business that accounts for nearly 50% of our total revenue. We already see cloud customers adding users faster than server customers, and the cloud only affords us further expansion opportunities. Moving teams from server to cloud products will further enhance the value we create, propelling both our customers and our business to greater success. Q1 FY21 7

Charting a course to new heights In this time of great uncertainty, one thing we are sure of is the direction we’re headed. Atlassian has never shied away from making bold decisions in service of our customers and our own long-term success, and we don’t intend to stop now. The extended timeframe for sunsetting our server products, continued investment in data center products, and discounts and migration resources provided, all continue our long history of delivering rock-solid support for our customers. As we close Q1 and navigate a period of transition, we want to thank our customers, partners, and our employees. To our customers and partners, thank you for your support as we continue to build a world-class cloud platform that unleashes the potential of your teams and helps you thrive in this new digital-first world. To our team of 5,000+ Atlassians around the globe, thank you for your passionate commitment to putting our customers first, and for your resilience and adaptability in these challenging times. We couldn’t be more excited about the road ahead, and we invite you to join us for more information and discussion at our upcoming Investor Day on November 17, 2020. MIKE & SCOTT Mike Cannon-Brookes Scott Farquhar Co-founder and co-CEO Co-founder and co-CEO Q1 FY21 8

Cameron Deatsch, Chief Revenue Officer Customer highlights Atlassian customers fall across nearly all industries, geographies, and company sizes from start-ups to large enterprises. Each quarter, tens of thousands of new teams begin their journey with Atlassian products thanks to our efficient go-to-market model. At the same time, existing customers expand their relationship with Atlassian and realize greater value through our field sales team and Atlassian Partner Program. We finished Q1’21 with 182,717 total customers, adding 8,620 net-new customers during the quarter. More than 95% of new customers landed in our cloud products, propelling us past 160,000 cloud customers for the first time. Customer count is a metric we focus on to measure the potential for long-term value creation from a growing base of customers. While it’s not a metric we optimize for in the short-term, net new customers did show strength for two reasons in Q1. First, many new customers converted from legacy Starter licenses during the quarter. We expect a lower impact from this trend throughout the year. Second, churn in Q1 improved after increasing in Q4 due to COVID-19’s impact on small businesses. Customers Period ended 182,717 171,051 174,097 164,790 159,787 152,727** 144,038 138,235* * Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 *Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2’19. **Includes an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello. Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end. Q1 FY21 9

Free editions represent our most important customer acquisition investment, and in Q1, increased top-of-funnel sign-ups by over 175% year-over-year for Jira Software, Confluence, and Jira Service Desk. This trend has accelerated over the past two quarters. We discuss how free editions create a short-term revenue headwind in our finance section. Large enterprises also continue to strengthen their strategic relationships with Atlassian. To that end, we recently announced the launch of our Customer Advisory Boards (CABs). The Executive CAB leverages a global team of 14 enterprise CIOs & CTOs to provide perspective on product strategy and industry trends like digital transformation. In tandem, the Enterprise CAB will serve as a monthly forum for engagement between large enterprise customers and our product leaders. This quarter we’re excited to share the stories of two enterprise cloud migration customers. Both examples illustrate how our products are mission-critical across a diverse array of workflows, teams, departments, and companies. Rockwell Automation deployed four Atlassian cloud products across 5,000 users, while Nextiva utilized seven Atlassian products and three partner apps to create an agile, centralized technical team platform. Q1 FY21 10

ROCKWELL AUTOMATION Cloud-based collaboration and productivity at enterprise scale Rockwell Automation is a 120-year-old company that delivers automation across a broad range of global industries ranging from wind generation and pharmaceuticals, to food and beverage. Today, Rockwell Automation engineers use Jira Software Cloud for issue tracking and project management, Confluence Cloud for documentation and knowledge sharing, and Atlassian Access for security. “We spent over $1 million developing training for our previous tool and didn’t get any value. With Jira, we didn’t spend anything because it’s intuitive and there’s already so many helpful resources out there,” says Program Manager Jim Tomkins. Maintenance costs have decreased dramatically as well. “Before, I had a group of six people that spent 90% of their time on ‘care and feeding’ for the application. Now, we can do it with one person, part-time. It’s night- and-day better.” But easier adoption and lower costs weren’t the only ways Rockwell Automation realized more value. Years of acquisitions created siloed systems that hindered security, productivity, collaboration, and innovation for 5,000 users. Rockwell Automation turned to Atlassian and our partner E7 Solutions to consolidate their server-based engineering tools into one platform. “When someone has managed the on-premises solution for 20 years and you’re changing that, it evokes a lot of emotions,” says Tomkins. “E7 invoked that confidence in us by going the extra mile, showing their technical ability and leadership, being compassionate, and keeping us calm.” NEXTIVA One platform, zero friction in the cloud Nextiva puts service and support at the core of its culture, leading to award-winning cloud phone systems and sales and customer service with 94% customer satisfaction. Nextiva is committed to delivering on one platform, with zero friction, and solving the common VoIP technology problem for customers of managing multiple systems across multiple teams. Nextiva turned to Atlassian products to create a single, integrated, cloud-based work management platform, mirroring the experience it creates for customers. What started in 2017 with a focus on driving agile processes across Nextiva’s DevOps and IT teams is now a company- wide deployment of seven Atlassian cloud products across Support, Operations, HR, Design, and Administration. “With Atlassian’s integrations and automation, our team spends less time switching back and forth between applications,” says Information Technology Infrastructure Manager Max Hurst. DevOps Manager Chris Haley says, “One of the biggest wins for our team is that, by moving to Atlassian cloud, we don’t have to maintain our own servers anymore. That has freed up our time so that we can focus on improving our own software instead of babysitting on-premises infrastructure; we are saving at least $50,000 - $100,000 per year by moving to Atlassian cloud.” Q1 FY21 11

James Beer, Chief Financial Officer

Financial highlights

First quarter fiscal 2021 financial summary

(in thousands, except per share data)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
IFRS Results		
Revenue	$459,506	$363,390
Gross profit	$385,822	$301,111
Gross margin	*84.0%*	*82.9%*
Operating income (loss)	$11,932	($4,555)
Operating margin	*2.6%*	*(1.3%)*
Net income (loss)	($21,554)	$69,320
Net income (loss) per share - diluted	($0.09)	$0.28
Cash flow from operations	$79,465	$76,191
Non-IFRS Results		
Gross profit	$396,497	$314,311
Gross margin	*86.3%*	*86.5%*
Operating income	$105,422	$84,956
Operating margin	*22.9%*	*23.4%*
Net income	$76,771	$70,007
Net income per share - diluted	$0.30	$0.28
Free cash flow	$60,552	$62,408

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

First quarter fiscal 2021 highlights

We are pleased with Atlassian's strong financial performance in Q1'21. Above all else, we are proud of the progress made towards our long-term goals in the face of challenging conditions. Highlights include:

- Subscription revenue, driven primarily by cloud products, showed continued strong growth. For Q1'21, subscription revenue grew 38% year-over-year.
- Strong execution against our ambitious hiring plans. We added 378 net new Atlassians in Q1'21, with the majority in R&D. We will maintain our investment focus throughout fiscal 2021 as we position Atlassian to win in our large addressable markets.
- Solid free cash flow generation of $61 million, equivalent to a 13% margin. We are encouraged by this result given our overall investment levels, our customer-centric support approach during COVID-19, and Q1 traditionally being our lowest free cash flow quarter of the year.

Also, in October, we successfully closed a $1 billion five-year senior unsecured delayed draw term loan and a $500 million five-year senior unsecured revolving credit facility. These transactions further strengthen our financial foundation and provide us with additional flexibility with regard to our existing capital structure.

ATLASSIAN Q1 FY21 12

First quarter fiscal 2021 results

Revenue

Total revenue for Q1'21 was $459.5 million, up 26% year-over-year.

Revenue by line item in Q1'21:

- Subscription revenue was $278.0 million, up 38% year-over-year.
- Maintenance revenue was $127.7 million, up 16% year-over-year.
- Perpetual license revenue was $22.1 million, down 11% year-over-year.
- Other revenue was $31.7 million, up 15% year-over-year.

Total revenue
U.S. $ in millions (Y/Y growth rate in %)



$335
36%
Q4'19
$363
36%
Q1'20
$409
37%
Q2'20
$412
33%
Q3'20
$430
29%
Q4'20
$460
26%
Q1'21

Revenue by type
% of total revenue



Q4'19: 7% 7% 32% 54%
Q1'20: 8% 7% 30% 55%
Q2'20: 8% 7% 29% 56%
Q3'20: 7% 5% 29% 59%
Q4'20: 7% 5% 29% 60%
Q1'21: 7% 5% 28% 60%
Subscription
Maintenance
Perpetual License
Other

ATLASSIAN Q1 FY21

13

Margins and operating expenses

(in thousands)

	Q1'21	Q1'20
Gross margin		
IFRS gross margin	84.0%	82.9%
Non-IFRS gross margin	86.3%	86.5%
Total operating expenses		
IFRS operating expenses	$373,890	$305,666
Non-IFRS operating expenses	$291,075	$229,355
Research and development expenses		
IFRS research and development expenses	$232,235	$175,882
Non-IFRS research and development expenses	$170,743	$126,902
% of total revenues	*37.2%*	*34.9%*
Marketing and sales expenses		
IFRS marketing and sales expenses	$70,286	$68,043
Non-IFRS marketing and sales expenses	$61,203	$53,726
% of total revenues	*13.3%*	*14.8%*
General and administrative expenses		
IFRS general and administrative expenses	$71,369	$61,741
Non-IFRS general and administrative expenses	$59,129	$48,727
% of total revenues	*12.9%*	*13.4%*
Operating income		
IFRS operating income (loss)	$11,932	$(4,555)
Non-IFRS operating income	$105,422	$84,956
% of total revenues	*22.9%*	*23.4%*

Headcount

Total employee headcount was 5,285 at the end of Q1'21, an increase of 378 employees since the end of Q4'20. The increase was across all major organizations, with the majority in R&D.

Net income

IFRS net loss was $21.6 million, or ($0.09) per diluted share, for Q1'21 compared with an IFRS net income of $69.3 million, or $0.28 per diluted share, for Q1'20. Non-IFRS net income was $76.8 million, or $0.30 per diluted share, for Q1'21 compared with non-IFRS net income of $70.0 million, or $0.28 per diluted share, for Q1'20.

Balance sheet

Atlassian finished Q1'21 with $2.2 billion in cash and cash equivalents, and short-term investments.

Free cash flow

Cash flow from operations for Q1'21 was $79.5 million, while capital expenditures totaled $7.8 million and payments of lease obligations totaled $11.1 million, resulting in free cash flow of $60.6 million. The free cash flow margin for Q1'21, defined as free cash flow as a percentage of revenue, was 13.2%.

ATLASSIAN Q1 FY21 14

Financial targets

	IFRS
	Three Months Ending December 31, 2020
Revenue	$460 million to $475 million
Gross margin	83%
Operating margin	1%
Net income (loss) per share - diluted	($0.01) to $0.01
Weighted-avg. shares used in computing diluted IFRS net income (loss) per share	249 million to 256 million

	Non-IFRS
	Three Months Ending December 31, 2020
Gross margin	86%
Operating margin	24%
Net income per share - diluted	$0.30 to $0.32
Weighted-avg. shares used in computing diluted non-IFRS net income per share	254 million to 256 million

Second-quarter and fiscal 2021 outlook

Over the long-term, accelerating our journey to the cloud will result in strong customer value benefits as well as durable economic benefits for Atlassian. We know that our customers in the cloud are adding users faster than those operating our server products. We see that cloud instances add users over 20% faster than the equivalent server instances when looking at the cohorts of customers that land on Jira Software and Confluence since Q1'18 and have been customers 12 months or longer.

In addition, our Premium and Enterprise editions now offer our customers a clear pathway to upgrade their Atlassian experience as they increase their usage of our products - both in terms of the number of users and the product capabilities utilized. Premium and Enterprise editions now allow us to serve the needs of companies of all sizes in the cloud. Our investments in the cloud also position us to more broadly serve our customers by cross-selling more of our products in ways that make sense to the user.

The long-term future is bright, and we believe in our ability to grow robustly based on the scale of our addressable markets, strong products, track record of innovation, expansion potential afforded through the cloud, and our highly differentiated go-to-market motion.

In the short-term, we enter a period with greater variability in our outlook. It will be difficult to forecast how our 30,000 server customers will react to our recently announced end-of-life plans and associated on-premises price increases. We anticipate these announcements will lead some customers to pull buying activity forward over the next two quarters and it is challenging to predict the magnitude of this effect.

ATLASSIAN Q1 FY21 15

Revenue We expect our revenue growth rates to slow through the remainder of fiscal 2021, as compared to Q1’21. While it is impossible to accurately predict the timing of our server customers’ migrations, we currently expect revenue growth to also be impacted in fiscal 2022 before improving. In the short term, several factors will impact our revenue growth rate: 1 CLOUD MIGRATION FACTORS Contracting server business – As detailed last quarter, our server business is slowing as new customers land in cloud products, and existing server customers expand at a slower rate of growth as they prepare for their cloud migration journey. For fiscal 2021, we continue to expect perpetual license revenue to decline by approximately 50% year-over-year, and maintenance revenue to remain approximately flat year-over-year, with the declines in both lines more pronounced in 2H relative to 1H. Not all of this lower server revenue will necessarily be replaced by incremental cloud or data center revenue. Free editions – Consistent with our strategy, free editions of Jira Software, Confluence, and Jira Service Desk have significantly increased the volume at the top of our go-to-market funnel. Also consistent with our expectation, customers using free editions take more time to grow and convert into paying customers than was the case with our historic Starter license-driven funnel. We continue to expect free editions will cause a headwind to our new customer count and revenue growth as we make gradual progress in ‘free to paid’ funnel conversion. Enterprise loyalty discounts for cloud migrations – At higher enterprise-level user tiers, we will offer loyalty discounts to our server customers to incentivize migration to the cloud. For customers with greater than 1,000 paid users migrating to cloud in fiscal 2021, these discounts will span three-years: a 55% discount in year one; 40% in year two; and 20% in year three. Additionally, we will continue to offer free cloud migration trials to our server customers to allow them to try our cloud products before migrating. Marketplace - Growth in marketplace revenue, the primary driver of ‘Other revenue’, will be approximately flat during fiscal 2021, with modest year-over-year declines across the remainder of the year. ‘Other revenue’ will be impacted by both the overall contraction of the server business, as well as temporarily lower take rates on the sales of cloud apps through the Atlassian Marketplace, instituted to incentivize further cloud app development. Q1 FY21 16

2 PRICE CHANGES Also as mentioned last quarter, we will see less pricing-driven growth in fiscal 2021 as compared to prior years. While on-premises customers will see price increases starting in February 2021, these changes will not have a material impact on fiscal 2021 revenue due to the timing of when the changes go into effect. We have not changed prices for cloud customers. These decisions remain consistent with our long- term pricing philosophy to be considerate of our customers while creating programmatic and transparent changes over time. See Tables 1 and 2 for a summary of price changes and the timing of their effective dates. 3 COVID-19 IMPACT Importantly, churn has improved since Q4’20. At the same time, Q4’s increased churn will have a multi-quarter impact on our financials due to the loss of those churned customers' subscription dollars. Therefore, we continue to expect that COVID-19 will have a greater impact on fiscal 2021 revenue than what we saw in fiscal 2020. Serving 182,000+ customers means we have exposure to several economically-impacted sectors and the overall SMB economy, especially in our cloud business. Lastly, we wanted to provide additional context on server-to-cloud pricing. While cloud will drive greater long-term revenue, the short-term pricing lift as customers move from server to cloud products will be relatively modest. In fact, for some smaller customers, they may see their short-term contract price decrease as they move from a server tiered pricing model to a cloud per-user pricing model. On the other hand, larger customers will see a more meaningful price lift to reflect the value delivered by our differentiated cloud feature set. However, the loyalty discounts discussed above will moderate these increases over the next three years. With an eye towards supporting our customers, we have taken a multi-year approach to the migration and pricing strategies described above. This is another important example of how we’re making short-term tradeoffs to drive long-term value. Over the long-run, we believe customers will continue to expand at a faster rate in the cloud as they realize greater benefits of the cloud deployment option. As they do so, our economics will improve commensurately. Q1 FY21 17

TABLE 1

Summary of fiscal 2021 price changes

Deployment model	Price change	Effective date
Server	~15% increase	Feb. 2, 2021
Data Center	~15% increase	Feb. 2, 2021
Cloud	No change	N/A

In March 2020, we fully rolled out free cloud editions of Jira Software, Confluence, and Jira Service Desk.

While price changes vary dependent on customer size and product, the above summary provides a generalized approximation of the fiscal 2021 price changes across our products by deployment option.

TABLE 2

Timeline of fiscal 2021 price changes relative to fiscal 2020 changes and server product end-of-life (EOL)

FY20

- **Sept. 3, 2019** — Price changes announced
- **Oct. 3, 2019** — Price changes effective for new sales
- **Q2** — Early renewal period
- **Jan. 1, 2020** — Price changes effective for existing customers
- **March 2020** — Free cloud editions of core products fully rolled out

FY21

- **Oct. 16, 2020** — EOL of server and on-premises price changes announced
- **Q2 & Q3** — Early renewal period
- **Feb. 2, 2021** — End of new server license sales and on-premises price changes effective

FY22

- **Feb. 2, 2022** — End of upgrades for server licenses

FY24

- **Feb. 2, 2024** — End support for all server products

ATLASSIAN Q1 FY21 18

Profitability We will maintain our approach through fiscal 2021 of ‘looking through’ short-term growth fluctuations and investing to drive long-term durable growth. We continue to plan on hiring 1,000+ new Atlassians, with the significant majority in R&D, and we maintain the expectation that we will generate lower operating and free cash flow margins in fiscal 2021 vs. fiscal 2020. The following dynamics remain in play: Gross margin is expected to decrease modestly in fiscal 2021, as more business continues to shift to the cloud. We expect gross margins to be lower in 2H than in 1H as the number of cloud migrations grow and we support a larger base of Premium and Cloud Enterprise customers. Operating margin is expected to decline in fiscal 2021 as server revenues contract and we continue to invest heavily in R&D. We will particularly invest in our cloud platform, supporting microservices, improving our migration tools, developing new products, and driving product improvements. We expect operating margins to be lower in 2H than in 1H. Free cash flow is expected to be impacted by a greater amount than operating margins as a result of our business mix shift towards the cloud. The maintenance contracts for our server products are only offered on annual terms. We offer subscriptions for our cloud products on annual or monthly terms, and approximately 75% of our cloud customers currently opt for monthly billing. In the short term, the shift to the cloud and the related shift in billing term will create a larger headwind for free cash flow than the impact we see on revenue. Over the long term, as more large enterprises migrate over to the cloud, we expect this headwind to subside. Free cash flow will also be impacted negatively by approximately $45 million in fiscal 2021 versus fiscal 2020 due to higher cash taxes of approximately $25 million vs. fiscal 2020, and lower interest income of approximately $20 million. Across the many decisions and tradeoffs, our primary fiscal 2021 objective is customer- focused: to unleash the potential of our customers' teams through their usage of our cloud products. Executing on that goal sets up our customers for long-term success and puts Atlassian on track to thrive as a $5bn+ revenue company. Q1 FY21 19

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
Revenues:		
Subscription	$ 277,964	$ 201,095
Maintenance	127,694	110,071
Perpetual license	22,137	24,744
Other	31,711	27,480
Total revenues	459,506	363,390
Cost of revenues (1) (2)	73,684	62,279
Gross profit	385,822	301,111
Operating expenses:		
Research and development (1) (2)	232,235	175,882
Marketing and sales (1) (2)	70,286	68,043
General and administrative (1)	71,369	61,741
Total operating expenses	373,890	305,666
Operating income (loss)	11,932	(4,555)
Other non-operating income (expense), net	(26,271)	82,235
Finance income	2,590	9,112
Finance costs	(12,575)	(12,327)
Income (loss) before income tax benefit (expense)	(24,324)	74,465
Income tax benefit (expense)	2,770	(5,145)
Net income (loss)	$ (21,554)	$ 69,320
Net income (loss) per share attributable to ordinary shareholders:		
Basic	$ (0.09)	$ 0.29
Diluted	$ (0.09)	$ 0.28
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:		
Basic	248,015	242,791
Diluted	248,015	250,883

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
Cost of revenues	$ 5,256	$ 4,712
Research and development	61,451	48,939
Marketing and sales	6,784	10,631
General and administrative	12,240	13,014

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
Cost of revenues	$ 5,419	$ 8,488
Research and development	41	41
Marketing and sales	2,299	3,686

ATLASSIAN Q1 FY21

20

ATLASSIAN CORPORATION PLC

Consolidated statements of financial position

(U.S. $ in thousands)

		September 30, 2020 (unaudited)		June 30, 2020
Assets				
Current assets:				
Cash and cash equivalents	$	1,560,262	$	1,479,969
Short-term investments		624,158		676,072
Trade receivables		120,296		112,019
Tax receivables		2,767		1,509
Derivative assets		316,548		327,487
Prepaid expenses and other current assets		55,576		46,730
Total current assets		2,679,607		2,643,786
Non-current assets:				
Property and equipment, net		100,393		97,648
Deferred tax assets		52,498		35,351
Goodwill		675,104		645,140
Intangible assets, net		131,530		129,690
Right-of-use assets, net		212,242		217,683
Other non-current assets		186,774		124,774
Total non-current assets		1,358,541		1,250,286
Total assets	$	4,038,148	$	3,894,072
Liabilities				
Current liabilities:				
Trade and other payables	$	155,784	$	202,570
Tax liabilities		29,334		19,583
Provisions		17,472		14,291
Deferred revenue		602,265		573,813
Lease obligations		37,511		34,743
Derivative liabilities		1,299,086		1,284,596
Current portion of exchangeable senior notes, net		898,352		889,183
Total current liabilities		3,039,804		3,018,779
Non-current liabilities:				
Deferred tax liabilities		48,783		31,304
Provisions		11,121		9,493
Deferred revenue		22,676		27,192
Lease obligations		222,651		229,825
Other non-current liabilities		4,669		2,173
Total non-current liabilities		309,900		299,987
Total liabilities		3,349,704		3,318,766
Equity				
Share capital		24,864		24,744
Share premium		460,785		459,892
Other capital reserves		1,216,668		1,130,918
Other components of equity		124,073		76,144
Accumulated deficit		(1,137,946)		(1,116,392)
Total equity		688,444		575,306
Total liabilities and equity	$	4,038,148	$	3,894,072

ATLASSIAN Q1 FY21 21

ATLASSIAN CORPORATION PLC

Consolidated statements of cash flows

(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
Operating activities		
Income (loss) before income tax benefit (expense)	$ (24,324)	$ 74,465
Adjustments to reconcile income (loss) before income tax benefit (expense) to net cash provided by operating activities:		
Depreciation and amortization	13,411	16,657
Depreciation of right-of-use assets	9,214	8,358
Loss (gain) on sale of investments, disposal of assets and other	248	(47)
Net unrealized foreign currency loss (gain)	5,567	(2,237)
Share-based payment expense	85,731	77,296
Net unrealized loss (gain) on exchange derivative and capped call transactions	27,496	(82,103)
Amortization of debt discount and issuance cost	9,173	8,742
Interest income	(2,590)	(9,112)
Interest expense	3,402	3,583
Changes in assets and liabilities:		
Trade receivables	(8,378)	(16,837)
Prepaid expenses and other assets	(11,418)	(8,597)
Trade and other payables, provisions and other non-current liabilities	(47,384)	(31,829)
Deferred revenue	22,636	31,556
Interest received	4,156	8,679
Income tax paid, net	(7,475)	(2,383)
Net cash provided by operating activities	79,465	76,191
Investing activities		
Business combinations, net of cash acquired	(32,464)	(815)
Purchases of property and equipment	(7,817)	(6,113)
Purchases of investments	(33,252)	(323,756)
Proceeds from maturities of investments	74,677	122,449
Proceeds from sales of investments	7,087	59,019
Payment of deferred consideration	(185)	—
Net cash provided by (used in) investing activities	8,046	(149,216)
Financing activities		
Proceeds from exercise of share options	922	655
Payments of lease obligations	(11,096)	(7,670)
Repayment of exchangeable senior notes	(8)	—
Net cash used in financing activities	(10,182)	(7,015)
Effect of exchange rate changes on cash and cash equivalents	2,964	(1,210)
Net increase (decrease) in cash and cash equivalents	80,293	(81,250)
Cash and cash equivalents at beginning of period	1,479,969	1,268,441
Cash and cash equivalents at end of period	$ 1,560,262	$ 1,187,191

ATLASSIAN Q1 FY21

22

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
Gross profit		
IFRS gross profit	$ 385,822	$ 301,111
Plus: Share-based payment expense	5,256	4,712
Plus: Amortization of acquired intangible assets	5,419	8,488
Non-IFRS gross profit	$ 396,497	$ 314,311
Operating income		
IFRS operating income (loss)	$ 11,932	$ (4,555)
Plus: Share-based payment expense	85,731	77,296
Plus: Amortization of acquired intangible assets	7,759	12,215
Non-IFRS operating income	$ 105,422	$ 84,956
Net income		
IFRS net income (loss)	$ (21,554)	$ 69,320
Plus: Share-based payment expense	85,731	77,296
Plus: Amortization of acquired intangible assets	7,759	12,215
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	36,669	(73,361)
Less: Income tax effects and adjustments	(31,834)	(15,463)
Non-IFRS net income	$ 76,771	$ 70,007
Net income per share		
IFRS net income (loss) per share - diluted	$ (0.09)	$ 0.28
Plus: Share-based payment expense	0.34	0.31
Plus: Amortization of acquired intangible assets	0.03	0.05
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.15	(0.29)
Less: Income tax effects and adjustments	(0.13)	(0.07)
Non-IFRS net income per share - diluted	$ 0.30	$ 0.28
Weighted-average diluted shares outstanding		
Weighted-average shares used in computing diluted IFRS net income (loss) per share	248,015	250,883
Plus: Dilution from share options and RSUs (1)	5,521	—
Weighted-average shares used in computing diluted non-IFRS net income per share	253,536	250,883
Free cash flow		
IFRS net cash provided by operating activities	$ 79,465	$ 76,191
Less: Capital expenditures	(7,817)	(6,113)
Less: Payments of lease obligations	(11,096)	(7,670)
Free cash flow	$ 60,552	$ 62,408

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2020 because the effect would have been anti-dilutive.

ATLASSIAN Q1 FY21

23

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS financial targets

(U.S. $)

	Three Months Ending December 31, 2020
Revenue	**$460 million to $475 million**
IFRS gross margin	**83%**
Plus: Share-based payment expense	2
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	**86%**
IFRS operating margin	**1%**
Plus: Share-based payment expense	21
Plus: Amortization of acquired intangible assets	2
Non-IFRS operating margin	**24%**
IFRS net income (loss) per share - diluted	**($0.01) to $0.01**
Plus: Share-based payment expense	0.40
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04
Less: Income tax effects and adjustments	(0.16)
Non-IFRS net income per share - diluted	**$0.30 to $0.32**
Weighted-average shares used in computing diluted IFRS net loss per share	**249 million to 251 million**
Dilution from share options and RSUs (1)	5 million
Weighted-average shares used in computing diluted IFRS and non-IFRS net income per share	**254 million to 256 million**

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending December 31, 2020.

ATLASSIAN Q1 FY21 24

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, strategy, go-to-market model, acquisitions, venture investments, outlook, credit facilities, effects of the COVID-19 pandemic, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and payments of lease obligations. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • The related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction. • Capital expenditures and payments of lease obligations. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period. Q1 FY21 25

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors concerning our financial performance. The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 182,000 customers, across large and small organizations - including Honeywell, Dropbox, Bank of America, Redfin, Verizon, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com. Investor relations contact: Martin Lam & Matt Sonefeldt, IR@atlassian.com Media contact: Jake Standish, press@atlassian.com Q1 FY21 26